
September 18, 2013

Via E-mail
Mr. Luis Pacheco de Melo
Chief Financial Officer
Portugal Telecom SGPS, S.A.
Av. Fontes Pereira de Melo 40
1069-300 Lisboa, Portugal

> **Re:** **Portugal Telecom SGPS, S.A.**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed April 30, 2013**
> **File No. 1-13785**

Dear Mr. Pacheco de Melo:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012

Consolidated Statement of Comprehensive Income, page F-5

1. We note that you have chosen to present your statement of comprehensive income separately from your consolidated income statement. Please revise your presentation to begin your statement of comprehensive income with profit or loss, which is required by paragraph 10A of IAS 1.

2. We refer to the line items, "total earnings and reserves recognized directly in equity" and "total income recognized." In 2011 and 2012, these line items are losses. Please revise to properly distinguish between income and losses.

3.   In accordance with paragraph 82A of IAS 1, please revise your presentation to clarify the difference between the groups, indicating those that (a) will not be reclassified subsequently to profit or loss; and (b) will be reclassified subsequently to profit or loss when specific conditions are met.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director